October 23, 2019

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Sonia Bednarowski

Re:	Solid Biosciences Inc.

Registration Statement on Form S-3

File No. 333-233594

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Solid Biosciences Inc. hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-233594), so that it may become effective at 4:30 p.m., Eastern time, on October 25, 2019, or as soon as practicable thereafter.

Very truly yours,

By:	/s/ Lynette Herscha
Lynette Herscha
Chief Legal Officer